 Exhibit 12(a)

IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Six	December 31,
	Months Ended	(Thousands of Dollars)
	June 30,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$51,382	$115.452	$103,327	$60,830	$31,063	$22,036
Adjust for distributed income of equity
investees	2,877	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	(48)	(435)	(211)
Supplemental fixed charges, as below	35,343	67,521	65,991	67,654	69,679	64,257
Total earnings, as defined	$89,602	$173,626	$158,948	$130,426	$98,171	$83,538

Fixed charges, as defined:
Interest charges	$34,016	$64,720	$62,962	$61,269	$64,813	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915	857
Rental interest factor	452	1,025	1,417	1,652	1,406	1,770
Total fixed charges	$34,468	$65,745	$64,379	$66,137	$68,134	$62,658

Supplemental increment to fixed
charges *	875	1,776	1,612	1,517	1,545	1,599

Total supplemental fixed charges	$35,343	$67,521	$65,991	$67,654	$69,679	$64,257

Supplemental ratio of earnings to fixed
Charges	2.54x	2.57x	2.41x	1.93x	1.41x	1.30x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operating expenses.